

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Tiewei Song
Chief Executive Officer
BIMI International Medical Inc.
9th Floor, Building 2
Chongqing Corporation Avenue
Yuzhong District, Chongqing,
P. R. China, 400010

> **Re: BIMI International Medical Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated February 23, 2023**
> **File No. 001-34890**

Dear Tiewei Song:

We have reviewed your February 23, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2023 letter.

Response dated February 23, 2023

General

1. We note your response to prior comment 8, including Appendix A. In your proposed disclosure, you state that you rely on the opinion of your PRC counsel, Chongqing Jiumujinyang (Jiulongpo) Law Firm, regarding whether you or your subsidiaries are subject to the permission requirements of the CAC. Clarify whether counsel is also opining as to the approval requirements of the CSRC, as your disclosure on page 10 of your amended Annual Report file August 31, 2022 seems to suggest. In future filings, please file the consent of your PRC legal counsel as an exhibit.

      You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Pang Zhang-Whitaker